[Excalibur Industries, Inc. letterhead]



                                                              May 5, 2004


VIA EDGAR & FEDERAL EXPRESS
---------------------------

Chris Edwards, Esq.
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C., 20549-0405
Mail Stop 0304

     Re:  Excalibur Industries, Inc.
          Registration Statement on Form SB-2
          SEC File No. 333-88974


Dear Mr. Edwards:

         Excalibur Industries, Inc. filed (1) the above referenced Registration Statement of Form SB-2 with the SEC on May 23, 2002; and (2) Amendment Nos. 1, 2, 3 and 4 to the above referenced Registration Statement on Form SB-2 on September 5, 2002, November 13, 2002, December 19, 2002, and May 7, 2003, respectively (collectively, the "Registration Statement"). Pursuant to Rule 477 of the Securities Act of 1933, as amended, Excalibur hereby applies to the Commission for withdrawal of the Registration Statement.

         Please be advised that Excalibur is withdrawing the Registration Statement based on its decision to abandon the resale registration statement due to poor market conditions and financial conditions. No securities of Excalibur have been sold or distributed in the proposed offering to be conducted pursuant to the Registration Statement.

         Thank you for your attention and assistance during our efforts to complete our initial public offering, and thank you in advance for your assistance with our withdrawal request. If you have any questions regarding this withdrawal request, please call Marc Indeglia of Spectrum Law Group, LLP, at
(949) 851-4300.


                                                      Sincerely,


                                                      /s/ Matthew C. Flemming

                                                      Matthew C. Flemming
                                                      Chief Financial Officer

cc:      Spectrum Law Group, LLP